

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

February 24, 2017

Michael J. Doss
Chief Executive Officer
FTS International, Inc.
777 Main Street, Suite 2900
Fort Worth, TX 76102

> **Re:** **FTS International, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 10, 2017**
> **File No. 333-215998**

Dear Mr. Doss:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We understand from your response to prior comment three that you will revise your registration statement to include audited financial statements through December 31, 2016 and related disclosures in a future amendment. We will continue our review once you have provided these financial statements and additional disclosures.

2. We note that in response to prior comment four, you have added disclosure indicating the number of stages fractured and the average number of stages completed per fleet are utilized to measure your activity, productivity and efficiency. However, you also explain that the number of stages per well generally varies by basin, customer, and formation characteristics and that the composition of fleets also differs in various respects, such as the number of hydraulic fracturing units and blenders.

Please further expand your disclosures to clarify how the number of stages fractured and the average number of stages completed per fleet constitute measures of productivity and efficiency, as may be apparent in contrast with some physical attributes of the work completed, correlation with geological attributes, and measures of utilization. For example, indicate the sum of fracturing stage lengths completed, also the range of lengths and how the mix within the ranges compare for each period, and correlate with the various regions in which your fleets have been deployed. Please discuss any material factors impacting comparability.

Also explain how the composition of fleets are decided and if individual fleets have contributed disproportionally to your various metrics based on fracking stages completed, explain the reasons, whether due to equipment, customer preferences or regional/geological differences. We reissue prior comment four.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Results of Operations, page 46

3.	We note that in response to prior comment 19 you have specified the amounts of depreciation, depletion and amortization that are attributable to but excluded from the costs of revenue measures that are required by Rule 5-03.2 of Regulation S-X. We continue to believe that you should expand your discussion in MD&A to address the complete measures of costs of revenue and costs of revenue as a percentage of total revenue, including the effects of depreciation, depletion and amortization.

For example, you should quantify total costs of revenue and discuss the extent to which these amounts have exceeded revenues each period, to balance disclosure that is presently focused on the incomplete costs of revenue measures in relation to revenues. Please discuss depreciation, depletion and amortization attributable to costs of revenues and the reasons for material changes in these amounts and the relationship between these costs and revenue.

In addition, since you identify changes in fracturing cost per stage when discussing variances in cost of revenue between periods, please expand this disclosure to define, quantify and substantiate the relevance of these measures, with any insight readers should gain with your analysis. We reissue prior comment 19.

Financial Statements, page F-1

Note 2 – Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-11

4.   We have read your response to prior comment 20 in which you explain the statement of work includes pricing for the completion of each stage and the amount invoiced for a completed stage is not dependent upon the completion of any other stages. Please include this detail in your revenue recognition accounting policy.

Please also clarify whether you are similarly entitled to be paid at the time of generating each invoice and explain how you are without any obligation to continue work, if this is your view, when the contract covers multiple stages.

Please indicate the extent to which the amounts you will earn for each stage under a contact are economic proportional with all stages to be completed; explain the basis for your assertion and submit a representational contract for our review.

Tell us the reasons you do not believe the guidance in FASB ASC 605 is applicable.

5.   On page 60 you state you primarily enter into service agreements with customers for the use of one or more fleets for a set period of time in exchange for a specified minimum volume commitment and an agreed price level that changes in accordance with oil and natural gas pricing indexes.

Please reconcile your description of pricing and the rendering of services under these agreements with the revenue recognition policy you described in response to prior comment 20, in which you indicate that revenue is recognized upon the completion of each stage and pricing for each stage is fixed and determinable within the agreement.

Note 14 – Commitments and Contingencies, page F-29

Litigation, page F-30

6.   We have read your response to prior comment 21, indicating that all accounting for the litigation and settlement with Continental Industries Group, Inc. was included in your financial statements as of December 31, 2015. Please describe more thoroughly the nature of the litigation and the reasons you had not reflected any accrual in your financial statements since 2012 when the claim arose, prior to finalizing matters early in 2016, if this is the case. However, if you had undertaken any accounting for this litigation prior to 2015, please submit the details requested in our prior comment. Please also clarify if the extent of your accounting for this matter is limited to a settlement charge that is more than the $5.3 million jury award but less than the $8.1 million in legal costs mentioned in

your reply. Please follow the guidance in Rule 83 if you wish to request confidential treatment for any portion of your response.

Closing Comments

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher, Staff Accountant, at 202-551-3706 or, in her absence, Karl Hiller, Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Langford, Staff Attorney, at 202-551-3193 or, in his absence, Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Charles T. Haag, Esq.
        Jones Day